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                    BUILDING MATERIALS HOLDING CORPORATION
                        SUPPLEMENT NO. 2 TO PROSPECTUS
                           DATED OCTOBER 10, 1997


     This Prospectus Supplement No. 2 relates to an aggregate of 262,036 shares of Common Stock covered by this Prospectus, which were issued recently to Lone Star Plywood & Door Corp. ("Lone Star") in connection with the acquisition by the Company of substantially all the assets of Lone Star. For the year ended December 31, 1996, Lone Star's sales and net income (unaudited) relating to the operations acquired by the Company were $62.8 million and $1.53 million. For the nine months ended September 30, 1997, Lone Star's sales and net income (unaudited) relating to such operations were $47.8 million and $2.1 million, respectively. The book value at September 30, 1997 of Lone Star's assets which were acquired by the Company was $19.3 million.

     In consideration for the assets acquired, the Company (i) paid to Lone Star $29.2 million in cash, (ii) assumed $1.4 million of liabilities, (iii) issued a subordinated promissory note due on May 1, 2000 in the principal amount of $3.7 million, and (iv) issued an aggregate of 262,036 shares of its Common Stock. Lone Star's address is 425 Airline Drive, Coppell, Texas, 75019. Lone Star has agreed that, without the consent of the Company, it will not offer more than 7,500 shares of Common Stock on any trading day. The 262,036 shares issued to Lone Star represent approximately 2.1% of the Company's outstanding stock. Lone Star has advised the Company that the shares may be offered from time to time as described under "Securities Covered by this Prospectus".

     This Prospectus Supplement is not complete without, and may not be delivered or utilized except in connection with, the Prospectus, including any amendments or supplements thereto. Capitalized terms used in this Supplement have the meanings assigned to such terms in the Prospectus.



               The date of this Supplement is November 10, 1997.